PRESS RELEASE	January 11, 2000

For Immediate Release

STAR CRUISES PICKS INTENDED NEW CHIEF EXECUTIVE FOR NCL

January 11, 2000: Star Cruises announced today that Colin Veitch will join the board of Star Cruises PLC and that it plans to appoint him President and CEO of Norwegian Cruise Line once the current takeover procedures have been completed.

Star currently controls approximately 50 per cent of the outstanding stock of NCL Holdings ASA and a mandatory offer for the balance of the shares is expected to be made within a few days.

Mr. Veitch joins Star from Princess cruises in Los Angeles where he was Senior Vice President, Marketing and Corporate Development, as well as having executive responsibility for Princess’ sister cruise company in Australia, P&O Holidays. He joined Princess in 1992 as Chief Financial Officer after two years with parent company P&O in London. Prior to that he worked in Boston with an international management consultancy, and in San Francisco with Bank of America. He graduated from Harvard Business School with an MBA in 1984.

Dato K. T. Lim, chairman of Star Cruises, commented: "We are delighted Colin has agreed to join us. He has a tremendous knowledge and experience of the North American and European cruise markets as well as being an accomplished general manager. Star Cruises prides itself on being a marketing driven company with a bottom-line focus on creating maximum shareholder value. Colin’s background fits perfectly with our approach. We will look forward to supporting him in developing NCL and Orient Lines to their fullest potential within what will rank as the equal-third largest cruising group in the world and the first truly global one."

Mr. Veitch will report directly to Mr. Colin Au, Managing Director, President and Chief Executive Officer of Star Cruises. Mr. Au has held this position for the last six years since Star’s inception and has been a senior executive and board member of associated companies of Star Cruises for the last 22 years. Prior to that he worked with global companies including Exxon and Nestle. He is also a graduate of Harvard Business School, having completed his MBA in 1974.

Speaking of the future for NCL and Orient Lines following Star’s offer, Mr. Au said: "We believe only a local management team, familiar with its own market, can best run this business and we are committed to supporting the current organisation in developing NCL’s potential. Colin Veitch, as an American based in America and with the added benefit of an international background, will have our full support as leader of the NCL/Orient team. He will also have the benefit of strong financial backing to grow the business with new ships and product innovations. As the Star Cruises/NCL group grows, we see the potential for synergies in a number of areas including ship building, ship operations and staff training, and cross-marketing of our group’s various brands in North America, Europe and Asia-Pacific."

Following the acquisition of NCL Holdings, Star Cruises, "The Leading Cruise Line in Asia-Pacific" will be now "The First Global Cruise Line in the World" and the equal-third largest cruise group (with P&O/Princess), with a fleet of 18 ships and over 21,000 lower berths. By 2004 with the five ships currently on order, Star/NCL will have 23 vessels with about 34,000 lower berths.

Star Cruises has one of the youngest and most modern cruise fleets in the world. Star’s ships are home-ported throughout Asia-Pacific in Singapore, Port Klang (Malaysia), Hong Kong, Taipei, Bangkok and Phuket (Thailand), and from later this spring also Kobe/Osaka, Japan. Star Cruises’ award-winning product is noted for its excellent service standards and the highest crew-to-passenger ratio of any major cruise line, reflecting the high standards of the hospitality industry in Asia-Pacific.

Star Cruises has offices in Asia (China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand), Australia (Sydney, Melbourne, Brisbane and Perth); Europe (Austria, Germany, Sweden and the United Kingdom), and the United States of America. With a number of branches in some countries such as China, India and Australia, Star Cruises is represented in 23 locations worldwide.

The NCL group operates a fleet of nine ships under three brands: Norwegian Cruise Line, with six ships, offers mainstream cruises in the Caribbean, Alaska, Europe, Bermuda and the Exotics. Orient Line, with two ships, offers destination-oriented cruises in Europe in the summer months and worldwide, as far as Antarctica, in the fall-through-spring. Both NCL and Orient Lines market primarily in North America but also extensively in the UK, Europe, South America and Asia. Norwegian Capricorn Line, with one ship, is an Australian-based joint venture offering South Pacific cruising to the Australian market.

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For further information please contact:

MALAYSIA

Jane Poh
Vice President, Corporate Communications
 Tel: 603-309-2526
Fax: 603-301-1479
e-mail: sipoh@starcruises.com.my
Port Klang, Malaysia